Free Writing Prospectus

Merk Gold Trust

2015-07-22 Maurice Jackson Freedom Fest Interview

0001546652

Pursuant to 433/164

333-180868

2015-07-20 Maurice Jackson FreedomFest interview

 [intro]

Maurice Jackson:  Hi, I'm Maurice Jackson. I'm alongside Axel Merk, one of the featured speakers here at FreedomFest, in Las Vegas. Axel, it's a pleasure having you.

Axel Merk:  Great to be with you.

Maurice:  You're one of the featured speakers here today. Would you mind sharing with the audience what you've been discussing?

Axel:  We discuss a lot what's happening in the world, and particularly the environment we're in. We think we live in an environment of financial repression, which means an environment where when you try to hold your savings, the purchasing power is eroding.

The question is, what do you do about it? Of course, the same thing as allÉyou buy stocks and bonds and so forth. It turns out we like neither stocks or bonds. There is no easy answer when you have this aggressive intervention for policy makers.

At the same time, you're just trying to get by, preserve the purchasing power of what you have. We're here to discuss the issues and then give people food for thought. That's mostly what we're doing.

Maurice:  Can you discus the geopolitical events that are occurring right now, that have an effect on that somewhat?

Axel:  Sure. How many hours do we have?

[laughter]

Axel:  Let me talk about two dimensions, the financial dimension, and maybe the socioeconomic dimension.

Financially, what's been happening is that we've tried to grow this world at just about any cost, with low interest rates, cheap currencies out of Asia, for example, causing a global overproduction, which means the consumer good inflation is low, but corporate America is squeezed in the middle.

They lower the cost of labor. They outsource jobs to Asia. What happens is that we're like a little mouse in a treadmill, or in the spinning wheel. What happens is that, yes, you can keep an economy going, but at the same time, because interest rates are so low, people go into debt. We are ever more interest-rate sensitive.

What happens now is that, if anybody ever wants to raise interest rates, people are complaining and suffering. At the same time, because we are accelerating many of these trends that are happening, the social fabric is at risk of eroding.

In the US, we're not so satisfied. We vote maybe more on the left, more on the right -- but in the Middle East you start having revolutions. In Japan, you have a populist Prime Minister. In Ukraine, we have a big mess.

The common denominator is that we're spending too much money. We're not living within our means. Policy makers never blame themselves. They blame the wealthy, minorities, foreigners. Now, you’re an investor and you see that the governments have their interests, and you have, as an investor.

The governments, they want to erode the purchasing power of the currency because there’s so much debt, and you as the investor, are on the other side of it. That creates for very challenging dynamics. The more we "kick the can down the road," the bigger the interventions are, because they're trying to fix the problem. By trying to fix it, they make it worse.

Maurice:  It exacerbates the situation. It doesn't make it better. I think you would agree?

Axel:  Most of that, yeah. Not always in the most obvious ways. Everybody hates banks these days, but at the same time, if you want to have a credit driven society, you need to access to the banking system.

You can call it something else, but that's what you need, so then we try to regulate the banks. That's all great, but now we're getting rid of a liquidity provider. I'm not necessarily trying to defend the banks, what they have done, but you've got to live with the consequences.

We are living in an environment where, in my view anyway, asset prices are elevated. Every bear out there is in the stock market, because they're afraid of staying behind. Guess what? One day somebody's going to say, "The glass is half empty, not half full." Who's going to be there to pick things up?

The same thing can happen in the bond market. The regulations we've had coming in recent years in my book, can exacerbate the [inaudible 04:08] it will have.

Maurice:  I want to ask, of the three here, bonds, Greece, or China? Which of the three concerns you the most?

Axel:  Bonds, because the bonds market, if you take those categories, that's the biggest piece out there. Greece is extremely important to the Greek people. Sure, financial markets the world over have been reacting to it, but mostly what's been happening is the debt that the Greek people own is held by super-national institutions, by the IMF, the European Union, the European Central Bank.

If there are losses, well, these losses have been socialized, which of course for the Greek people, is very dramatic. As far as China is concerned, China had been moving in the right direction on many metrics, at very slow pace. This is a huge sector.

In many ways, it's like the tulip mania we had in the Netherlands. It's part of the learning process, but it set China back a few years. It's just, the sort of policies that are being introduced right now, just don't make any sense, no matter how you look at them.

What the implication over global markets could be, that if you're not allowed to sell many stocks, but you get a margin call -- you can't sell them because they're closed, or whatever it may be -- but you get a margin call. You might have to sell something else, or you might have to sell some commodities, because they might have access to commodities.

That can be a little bit of a ripple effect. The other thing that can happen if it’s severe enough, is that the Asian consumer, the Chinese consumer, might be buying a little bit less because they gambled away all their money, so some luxury good items might not be as much in demand.

We'll get through that, but all of us in the context of, again, asset prices that are very vulnerable. There's a lot of complacency in them, and anything can get fear back into the market. With hindsight, we can say, "Oh it was Greece. Oh it was China."

The fact is, we're due for correction, a very severe one, in my view, in both stocks and bonds. In the end, we'll blame one of these things, but the ultimate problem is that central banks have taken fear out of the market, but the world is still a risky place and at some point, well wake up and have to deal with that.

Maurice:  I couldn't agree with your points any clearer than that. Don't you also have a product line that is great for someone who's looking at investing, to counteract or position themselves in a situation where they can counterbalance what's going on in the economy right now?

Axel:  As I indicated earlier, there's no easy answer to do. When we don't like stocks and bonds, what the hell you do? What we do, we have a couple of tools that we encourage investors to consider.

We're not saying they are the best things since sliced bread, they're the answers to everything, but you've got to look around and find different ways of diversifying. We have a couple of mutual funds focusing on the currency space, then we have a gold ETF. It’s an exchange traded fund where you can actually take delivery of the gold, if that's what you want to do.

On the currency side, we have a fund that's a play on a falling dollar. That fund has been losing less money than other funds have. It's been losing money, but obviously the dollar has been getting stronger. Everyone thinks that we're going to have a turnaround, that's a fund that people can look at.

We have an absolute return currency fund that's agnostic versus the dollar. That key goal is uncorrelated returns, so taking a position of the New Zealand dollar versus the Australian dollar. We have an Asian currency fund, that's a play on the rising [inaudible 07:33].

They are little specialized funds. The one that's the most popular right now is our gold trust. OUMZ is the symbol.

Maurice:  Yeah, I’m familiar with it. Could you expand upon that? You mentioned it’s redeemable as well?

Axel:  Yes. What we do, like other gold ETFs, we hold London bars in London. Most people would be happy to just hold the ETF as-is, but if somebody ever wants to take delivery of the gold, we can facilitate that.

Not only can they take delivery of the London bars, at the time they request the delivery, they can say, ÒWe’d rather own coins." You can do a tax-free exchange when you take delivery.

You're taking delivery of what you already own. You have an ownership of the underlying gold. You just tell us you want to take delivery of it, and, "By the way, I'd like to have it converted into a coin.Ó

Maurice:  That’s amazing.

Axel:  That's a unique feature that nobody else has. Our feature is not just theoretical. We have done numerous deliveries. We have a patent on the process. We think it's a scalable process. We are very excited about it. It's a product that's available on the New York Stock Exchange for anybody to buy.

Maurice:  Currently, what's the price and the symbol?

Axel:  It's trading at about 1/100th of the price of gold. The symbol is OUNZ. ÒOUNZ,Ó we call it.

Maurice:  Now, don't you also have a newsletter?

Axel:  Yes. We have a newsletter. We don't charge for it. At MerkInvestments.com, anybody can sign up for it. There, we discuss global dynamics, the Fed, the dollar. We do discuss Greece and China to the extent it affects global dynamics.

We're also on Twitter. We're quite active on Twitter. That's really the most imminent interpretation anybody can get on news, by following people, like myself, on Twitter that provide that as a service.

Maurice:  If somebody wanted to reach out and speak with you, or one of your clients thereÉHow can a client reach you, I should say?

Axel:  At MerkInvestments.com you go there, click, like an easy button. Click on the question mark, and then you can get in touch with us.

Maurice:  [non-English words]. Thank you, sir.

Axel:  My pleasure.

[music]

Transcription by CastingWords

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